CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
August 5, 2009
MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	Carrizo Oil & Gas, Inc.

RE:	Carrizo Oil & Gas, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008
(File No. 0-29187-87) and Form S-3 (File No. 333-159237)
Response to SEC Staff Comments dated July 22, 2009
     We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission dated July 22, 2009 regarding the filing listed above. For your convenience, our responses are prefaced by the staff’s corresponding comment in italicized text.
     We respectfully request that the staff review our responses to its comments at its earliest convenience. Please advise us of any further comments as soon as possible.
     In addition, we are requesting that the staff accord confidential treatment under the Freedom of Information Act to this information.
Form S-3
General
1.	We will not be able to accelerate the effectiveness of your Form S-3 until you have cleared comments on your Form 10-K.

We acknowledge the staff’s comment.
Engineering Comments
2.	We have reviewed your response to prior comment six, regarding the reserves you have been reporting for the Camp Hill field. We note that approximately one-half of the Camp Hill reserves have been classified as proved since 1997, a time span of approximately 12 years, without a material increase in development or production rates. We understand that additional reserves were classified as proved in 2002 upon leasing additional acreage. And although you have drilled a number of wells recently, these have either not been completed or have been unable to sustain an increase in production.

It does not appear appropriate to continue classifying the undeveloped reserves and a large portion of the developed reserves as proved for the following reasons:

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
•	There has been no appreciable increase in production over many years, even considering the wells you have drilled in the last several years; current levels of production are approximately 30 barrels of oil per day.

We respectfully submit that it is more significant to look at the increase in production that we have recently demonstrated can be achieved in the Camp Hill field using steam injection (72 barrels a day in December from a limited pilot steam flood), rather than the lower yearly average daily production that you reference. It is important to note that the cessation of steaming in January 2009 was undertaken for operational reasons discussed below and does not mean that steam injection is not effective, that production will not occur or that reserves are not reasonably certain. We do not believe that the fact that we have not sustained long-term continuous steam injection during the last several years precludes a determination that the reserves are proved. There are specific reasons why the reserves have taken this long to produce and we have disclosed those reasons to investors. Our Form 10-K makes clear to investors the long-term nature of our Camp Hill project. For example, we state that “To fully develop the field, we expect to drill an additional approximately 244 gross wells (including 111 injection wells) from 2009 through 2024...” (page 12). We believe investors understand the status of the Camp Hill project and can, as a result of our disclosure, appropriately judge the project and its reserves.

If the increase in production based upon our increase in drilling over the last several years does not appear to be appreciable, it is because the producing wells that we have drilled produce at low rates (1-2 bpd) before steam drive response and the steam injection has been limited at times. However, as disclosed in our letter dated June 15, 2009, when steam was injected most recently (e.g., from April 2008 through January 2009) in a small number of injectors at a total steam rate well below the design rate of the generator, production increased significantly. (See the response to comment 6 in such letter, as well as Exhibit C to such letter, which detail these increases in the level of steaming and corresponding increases in oil production.) We currently plan to begin continuous steam injection into 11 patterns in the field within the next 60 days.

•	You have not had a significant or consistent development program in place to recover the quantities classified as reserves, even though oil prices have been at high levels since early in 2005 and have remained at higher than historical averages over the last year.

We respectfully submit that we have had a significant and, we believe, consistent development program in place for several years. We have maintained a drilling/completion rig on our Camp Hill leases since 2005. As part of this development program, since 2005, we have spent approximately $9.1 million in capital investments on the drilling and completing of wells and the repair or refurbishment of two steam generators. Also as part of this development program, since 2005, we have drilled 76 wells, with 33 of them completed, 41 in the process of being completed and 2 that were plugged and abandoned.

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
Through this development program, we have worked consistently to develop the Camp Hill field. This program has been undertaken in a way that promotes the efficient use of company resources in the development of the field. As a result, we have, for example, at times suspended drilling while we completed wells or suspended steaming while we moved generators or prepared the field for a more efficient ultimate steaming process. We believe that this practical approach, with a view to efficiency, is not inconsistent with a view that the underlying reserves remain proved during the entire period.

•	You have not been able to demonstrate that these quantities could be produced economically at commercial rates of production for a sustained amount of time.

We believe that, in our prior responses to the staff, we have clearly shown successful production in the Camp Hill field as a result of steaming, whether those results were achieved through our own efforts, the efforts of others in the Camp Hill field or efforts in nearby analog fields. As noted in our response to prior comment 6 in our letter dated June 15, 2009, we have most recently demonstrated immediate and significant production increases in the Camp Hill field as a direct response to our steaming in a portion of the field for a period of 9-10 months. As described in response to the penultimate bullet point below, including Exhibits A, B and C, we have also provided results of successful and sustained production by others in the Camp Hill field and analog fields. We believe that our 2008-09 steaming results from the Camp Hill field and long-term results from complete steam flood projects in analog fields demonstrate that these quantities could be produced at commercial rates of production for a sustained amount of time.

•	You have not been able to overcome many operational problems, primarily with the steam generators that are necessary to sustain the injection rates of steam required to achieve economic production; steam injection has been terminated once again for the remainder of 2009 due to such operational problems.

We respectfully submit that we have overcome many operational problems that we have encountered over the last several years, including the following:
a)	Limited availability of reliable drilling rigs was solved by signing an exclusive, long-term contract for the rig that is currently in the field. Although this contract has since expired, this rig continues to work in the field and has been almost continuously working in the Camp Hill field since October 2007.

b)	The steam generator failure in 2007 (due to a safety system failure) was mitigated with a new generator that was field tested and proved to operate relatively continuously and successfully during the most recent injection phase.

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
c)	Water disposal issues were resolved with the permitting, completion, and equipping of a new disposal well capable of disposing of more than 3,000 BWPD.

d)	Mechanical difficulties with the water well used as a source for steam injection were resolved through the replacement of a submersible pump that provided improved reliability.

e)	We purchased surface acreage within the Camp Hill field to allow quicker installation of steam lines and avoid disputes and delays in dealing with surface owners.

f)	We hired an additional engineer to expedite and coordinate development planning within the field.

g)	Upon our discovery of the lapse of steam generator permits in 2006, we engaged a consultant and obtained new permits that allowed for a resumption in steam generation activity.
As described in our response to prior comment 6 in our letter dated June 15, 2009, our steam generation activity was only temporarily suspended in January 2009 so that we could complete additional steam drive injectors and patterns to further stimulate production when steaming resumes. The steam generator is scheduled to begin continuous steam injection in less than 60 days when six additional steam drive patterns (which were described in our response to prior comment 6 in our letter dated June 15, 2009) that have already been drilled are completed.

•	You have identified no significant, sustained, successful steam injection projects in East Texas that can be used as an analogy to be relied upon in concluding that the Camp Hill project is reasonably certain to succeed.

In our responses to earlier comments in our letters dated December 13, 2005 and January 25, 2006, we provided detailed examples of successful steam drives in portions of the Camp Hill field and in nearby fields. We have enclosed copies of certain of the data regarding the Camp Hill field as Exhibit A hereto and two reports regarding neighboring Slocum field as Exhibit B and Exhibit C hereto. We provided a report on Shell Oil’s steam drive in the Slocum field, which produced 7.5 MMBO of the same API gravity oil from the same sand at the same depth as the Camp Hill field. The Slocum field is located approximately three miles from the Camp Hill field. The Slocum field is also referenced in the SPE Thermal Recovery monograph, SPE papers #7546 and #10746 and Shell’s paper “Review of the Slocum Field Thermal Recovery Project Andersen Co, TX” (November 1982). The most advanced steam drive patterns on our property have recovered 49% of the STOOIP and are still producing. Based on these results and other information, we believe that steam injection techniques have been proven effective by actual production from projects in the area and in the same reservoir, as contemplated by the current definition of “proved undeveloped reserves.” We

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
believe the reserves even more clearly satisfy the definition of “undeveloped oil and gas reserves” in the SEC’s recently adopted amendments to such definition, which will permit the use of techniques that have been proved effective by actual production from projects in the same reservoir or in an analogous reservoir or “by other evidence using reliable technology that establishes reasonable certainty.” We also believe the analogs described above satisfy the technical viability criteria of both the definition of proved undeveloped reserves under the SEC’s recently adopted new rules, as well as the definition of proved undeveloped reserves under the current rules.

•	The results of your steam injection project do not indicate that the recovery of these volumes of oil are reasonably certain to occur.

We respectfully submit that, for the reasons described in this letter and in our response to prior comment 6 in our letter dated June 15, 2009, we have shown the recovery of the volumes of oil are reasonably certain to occur.
Please revise your document accordingly.

For the reasons stated above, we believe that the treatment in our Form 10-K of the Camp Hill field reserves was correct at the time of the filing. If the staff does not agree with our conclusions regarding the proved reserves in the Camp Hill field, we respectfully request an opportunity to visit personally with the staff to discuss these matters in further detail.